Filed by UBS Group AG and UBS AG (Commission File No. 1-15060) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG (Commission File No. 1-15060)

Internal document

Frequently asked questions

14 October 2014

Purpose of this document

This document serves employees who are invested in UBS via deferred compensation plans in EquatePlus and have questions on the share-for-share exchange to establish a Group holding company.

How are my deferred compensation holdings on EquatePlus affected by the exchange?

The impact of the exchange offer depends on your work location and the type of holdings. Below is a high-level overview of the implications:

¡	DCCP, notional funds, and deferred cash awards: no impact and awards will continue to be subject to the same terms and conditions

¡	Notional shares, unexercised options, stock settled share appreciation rights and performance shares: your awards will be adjusted such that, following completion of the transaction, UBS Group AG shares will be delivered instead of UBS AG shares at vesting or exercise of an award, as applicable. The awards will otherwise continue subject to the same terms and conditions

¡	UBS AG shares: this depends on the your work location at the time of the offer and in general no action is required unless you are in the United States, Puerto Rico, and US Virgin Islands. Below is more detail on how to tender.

How do I tender my UBS AG shares if I am not in the United States, Puerto Rico, and US Virgin Islands?

Unvested, blocked, and restricted UBS AG shares held in EquatePlus (e.g., the purchased shares under Equity Plus) are automatically tendered on your behalf before the end of the initial offer period. The same applies for unrestricted UBS shares held in EquatePlus, unless you submit an instruction form requesting your shares not be tendered on or before 23:59:59 CET on 10th of November, 2014. If you wish to participate in the exchange, no action is required from you.

This applies to the following countries: Argentina, Australia, Austria, Bahamas, Bahrain, Brazil, Canada, Cayman Islands, China, Colombia, France, Germany, Hong Kong, India, Indonesia, Ireland, Kazakhstan, Luxembourg, Monaco, Netherlands, Panama, Peru, Philippines, Poland, Singapore, South Africa, South Korea, Spain, Switzerland, Thailand, Turkey, United Kingdom, Uruguay, Venezuela.

In countries in which the share-for-share offer is not provided, the above applies except that unrestricted UBS AG shares in EquatePlus will be converted into UBS Group AG shares during the squeeze-out, if the exchange offer is successful. This applies to the following countries: Belgium, Cyprus, Greece, Israel, Italy, Jersey, Japan, New Zealand, Portugal, Russia, Saudi Arabia, Sweden, Taiwan, UAE, and any other country not listed above.

How do I tender my UBS AG shares if I am in the United States, Puerto Rico, and US Virgin Islands?

Should you wish to participate in the exchange, you will need to actively tender all UBS AG registered shares held in EquatePlus irrespective of whether these awards are vested or unvested. To participate in the exchange offer and tender your UBS AG shares in exchange for UBS Group AG shares, you will need to complete an election by 23:59:59 CET on the 10th of November, 2014 or alternatively by the end of any subsequent offer period. Please go to the CEFS/Equatex website. This can be accessed by typing goto/equateplus in your web browser (internal via the UBS intranet) or going to www.equateplus.com (external site via the internet). On your landing page, click on the applicable link in the “Open To Dos” section, complete and then submit your Tender Offer election. Once tendered your UBS AG shares will be blocked from trading until they are settled in new UBS Group AG shares. No action is required or permitted with respect to the decision as to whether to exchange/tender any shares held in your 401(k) plan account.

What will I have to do with UBS AG shares in a private capacity?

For any UBS AG shares you hold in a private capacity, including any held in a UBS account other than through your CEFS/Equatex account, you may be provided information regarding the exchange offer from your personal broker or custodian. You are responsible for instructing your personal broker or custodian regarding the action you wish to take in respect of any such shares.

What is the time period for the exchange offer?

The initial acceptance period of the exchange offer starts on October 14, 2014 and is expected to end on November 11, 2014.

When is the election period on EquatePlus to participate in the exchange offer?

The election period on EquatePlus runs from October 14 to 23:59:59 CET November 10, 2014. This allows for timely processing on the last day of the initial offer period, subject to potential extension of the offer period. Further, an additional election period may apply from November 17 ending 23:59:59 CET November 30, 2014, subject to potential extension of the offer period.

Can I trade my UBS Shares during the tender offer?

Generally, you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account until the respective Shares are tendered. During and after the offer period, there may be impact on any unexecuted orders or transfers, depending on specific circumstances.

For employees in the United States, Puerto Rico, and US Virgin Islands trading restrictions will apply once the shares are tendered. This means that UBS AG shares will be blocked from selling, assigning or transferring until (i) the shares are settled in the new UBS Group AG shares, (ii) you properly withdraw your UBS AG shares from the exchange offer or (iii) your UBS AG shares have been returned to you if the offer is withdrawn or terminated or because they were not accepted for exchange.

For employees in other locations that can participate in the tender offer you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account until the last business day of the initial offer period. Should you have withdrawn from the tender, you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account until a squeeze-out may be actioned or UBS AG shares are delisted.

For employees in locations that cannot participate in the tender offer and are subject to squeeze out, you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account until a squeeze-out may be actioned or UBS AG shares are delisted.

What is the offer price I will get for my UBS AG shares if I accept the offer?

There is no “offer price”. It is an exchange offer with a 1:1 ratio. For each tendered UBS AG share you will receive a new share of the holding company UBS Group AG.

What happens to my shares in EquatePlus if I don’t do anything / don’t accept the offer?

For employees in the US, Puerto Rico, and US Virgin Islands:

If you do not take any action by the end of any subsequent offer period, you will not have participated in the exchange offer and will retain your UBS AG shares. Your UBS AG shares may be subject to a squeeze-out, if applicable.

For employees outside the US, Puerto Rico and US Virgin Islands where the offer is provided:

UBS will automatically tender your relevant shares on your behalf before the end of the initial offer period.

In countries in which the share-for-share offer is not provided, UBS AG shares will be converted into UBS Group AG shares during the squeeze-out, if the exchange offer is successful.

When will I get the exchanged shares (UBS Group AG) in my EquatePlus account?

UBS AG shares tendered during the initial offer period will settle shortly, i.e. within eight business days, after the expiration of that period. Any UBS shares tendered after that time but before the end of the subsequent offer period are expected to settle shortly after the expiration of the end of the subsequent offer period. The current settlement date is expected to be on November 19, 2014, subject to a potential extension of the offer. Should the offer be extended, the settlement date will move accordingly.

When will I receive CHF 0.25 supplementary dividend on my deferred compensation awards?

UBS expects to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of the new Group holding company following completion of the transaction and of the squeeze-out. It is premature to give further indication on timing for the execution of the supplementary capital return.

Where do I find further information?

For full information regarding the exchange offer please read the offer documents available on www.ubs.com/exchangeoffer.

Important Notices

The exchange offer described herein is addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the «EEA Jurisdictions»). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the «Excluded Shareholders») may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the «EU Prospectus») and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the «Exchange Offer Documents») is illegal or contravenes any applicable legislation, rule or regulation (together, the «Excluded Territories»). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS and UBS Group have filed and will file materials relevant to the U.S. exchange offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final offer to exchange/prospectus and a Statement on Schedule TO and UBS will file a Recommendation Statement on Schedule 14D-9. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. exchange offer forms part of the Exchange Offer Documents or is incorporated therein by reference.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a «Relevant Member State»), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial acceptance period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;
•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an «offer to the public» in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression «Prospectus Directive» means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression «2010 PD Amending Directive» means Directive 2010/73/EU.

If you are in the EEA and you are in any doubt about the exchange offer, the contents of this letter or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorized independent financial adviser if you are in a territory outside Ireland).

If you are in the EEA, nothing contained in this letter shall form the basis of any contract or commitment whatsoever. No representation or warranty, express or implied, is given by or on behalf of UBS Group or UBS, any of such person’s directors, officers, employees or affiliates or any other person as to the fairness, accuracy or completeness of the contents of this letter.

If you are in the EEA, nothing in this letter shall be relied upon as a promise or representation whether as to the past or the future. There is no obligation on any person to update this document, correct any inaccuracies which may become apparent or to publicly announce the result of any revision to the statements made herein except to the extent that they would be required to do so under applicable law or regulation. To the extent permitted by law, no responsibility or liability whatsoever is accepted by UBS Group or UBS, or any such person’s directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this letter or such information or options contained herein or otherwise arising in connection herewith.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as «anticipate», «believe», «expect», «guidance», «intend», «outlook», «plan», «target» and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for financial performance of UBS and its subsidiaries (the «Group») and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority («FINMA») will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS and UBS Group believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS, nor UBS Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS or UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.